Hitchcock Law Firm pllc

5614 Connecticut Avenue, N.W., No. 304

Washington, D.C. 20015

(202) 489-4813

Cornish F. Hitchcock

E-mail: conh@hitchlaw.com

March 25, 2024

Division of Corporation Finance

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

File No. 001-13888

Attn: Daniel Duchovny

RE:	Nilesh Undavia (the “Undavia Group”)
GrafTech International, Ltd. PREN14A Filed March 15, 2024
Filed By Nilesh Undavia (the “Undavia Group”)
File No. 001-13888

Dear Counsel:

Thank you for your review and comments on our PREN14A for GrafTech International, Ltd., which we filed on March 15, 2024. We are filing a revised preliminary proxy statement that incorporates the following changes listed beow in response to your comments:

Before turning to specifics, we note that since the filing of the preliminary proxy materials, Mr. Undavia’s family trusts purchased an additional 200,006 shares of GrafTech common stock, so the correct holding as of this date is 15,318,517 shares, not 15,118,511 shares. Corresponding changes have been made throughout the proxy, as well as to Appendix 1 (p. 22) listing total shares for each account, and Appendix 2 (pp. 23-34), which has been updated to show all transactions for the previous two years.

Cover Letter, page 4.

1. Please consider listing all of the company's proposals on page 4.

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Response:

Done. A new second item refers to the management proposals as follows:

“2. To vote on management proposals to ratify the selection of an auditor and to approve, on an advisory basis, the Company’s senior executive compensation report.

The sentence regarding other business has been identified as item 3.

2. We note your disclosure on page 5, and similar language in the form of the proxy card, that for cards that have been signed and directions given to only vote for one of the company nominees, you will exercise discretionary authority to vote also for your nominee. Rule 14a-4(c) does not permit such use of discretionary authority. See Question 139.08 in the Proxy Rules and Schedules 14A/14C Compliance and Disclosure Interpretation (November 17, 2023) for additional guidance. Please revise your disclosure and your proxy card accordingly.

Response: Conforming changes have been made as indicated below:

(A) The disclosures on page 5 and on the card have been changed to align with the standards in Question 139.08, so that the paragraph relating to undervotes now says:

“IF YOU MARK FEWER THAN TWO (2) OF THE “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS ON OUR BLUE UNIVERSAL PROXY CARD (ITEM 1), WE WILL VOTE YOUR SHARES ON THAT ITEM 1 ONLY AS DIRECTED.”

The text remains unchanged as to the next paragraphs, which state that (a) proxies with no direction on the election of directors will be voted for Mr. Undavia and (b) proxies with no direction as to the two management proposals will be voted only as directed.

(B) Similar language has been added to page 15 to state:

“IF ON THE BLUE CARD YOU MARK FEWER THAN TWO (2) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, YOUR SHARES WILL BE VOTED ONLY AS DIRECTED. IF YOU PROVIDE NO DIRECTION WITH RESPECT TO THE ELECTION OF DIRECTORS, YOUR SHARES WILL BE VOTED FOR MR. UNDAVIA.”

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(C) As for the proxy card, the relevant paragraphs have been revised and harmonized in similar fashion to read:

“IF YOU MARK FEWER THAN TWO (2) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, WE WILL VOTE YOUR SHARES ONLY AS DIRECTED.

“IF YOU HAVE PROVIDED NO DIRECTION WITH RESPECT TO THE ELECTION OF DIRECTORS, WE WILL VOTE YOUR SHARES “FOR” MR. UNDAVIA.

“FOR ITEMS OTHER THAN THE ELECTION OF DIRECTORS (ITEMS 2 AND 3), YOUR SHARES WILL BE VOTED ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED AS TO HOW TO VOTE YOUR SHARES ON THESE ITEMS, YOUR SHARES WILL NOT BE VOTED ON THESE ITEMS. “

The Undavia Group Nominee, page 13

3. Please disclose required addresses for each participant in the solicitation. See Item 5(b)(1)(i) and (ii) of Schedule 14A.

Response: Done. In addition to Mr. Undavia’s address, the text adds a sentence reading: “The principal address for John Grau, the other participant in this solicitation, is InvestorCom, 19 Old Kings Highway S, Suite 130, Darien, CT 06820.”

4. Please review and revise this section to provide consistent disclosure about the number of shares of the company owned by Mr. Undavia (different totals appear on page 13) and whether Mr. Undavia does or does not have beneficial ownership of any shares of the company (page 14, clause (iii)).

Response: Page 13 contained a typographical error and should have read “15,118,511” instead of “15,118,411,” consistent with disclosures elsewhere.

In light of Mr. Undavia’s recent purchases, this text has been changed to read “15,318,517" here on p. 13 and elsewhere in the proxy materials

As for your comment on page 14, the text in clause (iii) has been amended to say that “Mr. Undavia owns no shares of the Company’s common stock of record;” thus clarifying that he owns no shares of record apart from the 100 disclosed elsewhere in the prosy statement.

Form of Proxy Card, page 35

5. Please revise the form of proxy card to mark it as preliminary.

Response: Done.

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6. Rule 14a-4(b)(4)(i) requires you to include a "WITHHOLD" option where the voting standard for election of directors is a plurality, as is the case with the current election. Here, you have included an "ABSTAIN" voting option despite the fact that your disclosure on page 17 indicates it will have no legal effect. Please revise your proxy card accordingly.

Response: Done. References to “ABSTAIN” have been deleted.

All changes have been made on the PRRN14A that we are filing along with this letter. For your convenience, we are e-mailing you a redline version so that you can compare the revisions, which (apart from the additional shares) include a minor correction in the chronology (p. 8) and the number of employees soliciting proxies (p. 19).

Thank you for your consideration of these comments and revisions, which we believe address the comments that you have provided. Please contact the undersigned at (202) 489-4813 or conh@hitchlaw.com if we can answer any questions or provide further information.

Sincerely yours,,

Cornish F. Hitchcock